                        STATEFED FINANCIAL CORPORATION
                               519 Sixth Avenue
                            Des Moines, Iowa 50309



FOR MORE INFORMATION                                    FOR IMMEDIATE RELEASE
         Contact John F. Golden, President                 October 23, 1997
         and Chief Executive Officer
         at (515) 282-0236


     DES MOINES, IOWA, (NASDAQ:"SFFC") StateFed Financial Corporation, the parent corporation of State Federal Savings and Loan Association of Des
Moines, today announced that following the implementation of its one-for-one stock split, which will apply to stockholders of record on October 31, 1997, the Company will pay a dividend of $.05 per quarter per share. The Company had been paying a dividend of $.10 per quarter per share, and the new dividend rate will effectively match the old.